UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 7)

SYNERGETICS USA, INC.

(Name of Subject Company)

SYNERGETICS USA, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

87160G107

(CUSIP Number of Class of Securities)

Peter Rasche

General Counsel

Synergetics USA, Inc.

3845 Corporate Centre Drive

O’Fallon, Missouri 63368

(636) 939-5100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

David W. Braswell, Esq.

Jennifer R. Byrne, Esq.

Armstrong Teasdale LLP

7700 Forsyth Boulevard

St. Louis, Missouri 63105

(314) 621-5070

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Synergetics USA, Inc. (the “Company”) with the Securities and Exchange Commission (“SEC”) on September 16, 2015 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Blue Subsidiary Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Valeant Pharmaceuticals International, a Delaware corporation (the “Parent”), to purchase all Shares that are issued and outstanding, at a price per Share of $6.50, net to the holder in cash (less any applicable withholding taxes and without interest), plus one non-transferable contractual contingent value right per Share, which represents the right to receive up to two contingent payments, if any, of up to $1.00 in the aggregate net to the holder in cash (less any applicable withholding taxes and without interest) upon the achievement of certain specified milestones within an agreed upon time period, at the times and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 16, 2015 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by the Purchaser and Parent with the SEC on September 16, 2015, as amended from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.	Additional Information to be Furnished.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the end of such Item 8:

“At 11:59 p.m., New York City time, on Wednesday, October 14, 2015 (the “Expiration Time”), the Offer expired as scheduled and was not extended. American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), has advised the Parent and the Purchaser that, as of the Expiration Time, a total of 18,271,479 Shares (excluding Shares with respect to which Notices of Guaranteed Delivery were delivered but the Shares represented thereby were not yet delivered) had been validly tendered into and not properly withdrawn pursuant to the Offer, representing approximately 72.1% of the outstanding Shares as of the Expiration Time. Additionally, the Depositary has advised the Parent and the Purchaser that Notices of Guaranteed Delivery have been delivered with respect to an additional 2,978,556 Shares, representing approximately 11.8% of the outstanding Shares as of the Expiration Time.

The number of Shares validly tendered and not withdrawn pursuant to the Offer satisfied the Minimum Tender Condition (as defined in the Offer to Purchase). All conditions to the Offer having been satisfied or waived, the Purchaser irrevocably accepted for payment, and expects to promptly pay for, all Shares validly tendered into and not properly withdrawn from the Offer.

Following the purchase of Shares in the Offer, the Purchaser has sufficient voting power to approve the Merger without the affirmative vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. Accordingly, and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, the Parent and the Purchaser intend to complete the acquisition of the Company by consummating the Merger today in accordance with the terms of the Merger Agreement and without a vote by the stockholders of the Company in accordance with Section 251(h) of the DGCL. No other action by the stockholders of the Company will be required pursuant to Delaware law or otherwise. As a result of the Merger, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (i) any Shares held in the treasury of the Company and each Share owned by the Purchaser, the Parent or any direct or indirect wholly owned subsidiary of the Parent or by the Company immediately prior to the Effective Time, which will be canceled without any conversion thereof and no payment or distribution will be made with respect thereto, and (ii) any Shares owned by the Company’s stockholders who perfect their appraisal rights under Section 262 of the DGCL) will be canceled and will be converted automatically into the right to receive the Offer Price payable, without interest, to the holder of such Share, upon surrender of the certificate that formerly evidenced such Share or, with respect to uncertificated Shares, upon the receipt by the Depositary of an Agent’s Message related to such Shares. All Shares that are converted into the right to receive the Offer Price will be canceled and cease to exist. Following consummation of the Merger, all Shares will be delisted and will cease to trade on the NASDAQ Capital Market. The Parent and the Purchaser intend to take steps to cause the termination of the registration of the Shares under the Securities Exchange Act of 1934 (the “Exchange Act”) and to suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

On October 15, 2015, Valeant issued a press release announcing the expiration and results of the Offer.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SYNERGETICS USA, INC.

Date: October 15, 2015	By:	/s/ David M. Hable
David M. Hable
President and Chief Executive Officer

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